Exhibit 14.1

CENTENNIAL BANK HOLDINGS, INC.

Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics applies to Centennial Bank Holdings, Inc. and each of its subsidiaries (the “Bank”).  The Bank reserves the right to add, change, eliminate or otherwise modify these and other Bank policies at any time.  The Bank’s interpretation of these policies as applied to particular circumstances is final.

I.              The General Policy Statement

It is the policy of the Bank to conduct its business in accordance with the highest ethical standards of the financial industry and to comply with all laws regulating the conduct of the Bank and its employees.  The Bank requires that all employees, officers and directors conduct their personal and business affairs in a manner that avoids both actual and even the appearance of ethical impropriety.  Every employee, officer and director must act to protect the Bank’s reputation as a responsible and professional financial services organization.  You are urged not only to use your best judgment in these matters but also to discuss any situation of questionable ethical or legal propriety with a member of the Conduct and Ethics Committee (as described below).  No set of guidelines can anticipate or provide answers to every ethical dilemma, nor is mere adherence to the letter of these guidelines an assured defense against charges that federal or state law has been violated.  This Code is based upon the use of conservative good judgment.  It is the obligation of each employee, officer and director to be familiar with and understand this Code and the Bank’s other policies and procedures and to consult with any member of the Conduct and Ethics Committee regarding any questions.

II.            Administration and Compliance Standards

The Conduct and Ethics Committee is responsible for applying these policies to specific situations in which questions may arise and has the authority to interpret these policies in any particular situation.  Any questions relating to how these policies should be interpreted or applied should be addressed to a member of the Conduct and Ethics Committee.  The members of the Conduct and Ethics Committee are the persons holding the following positions at Centennial Bank Holdings, Inc.:

1)              Chief Financial Officer

2)              Compliance Officer

3)              Director of Human Resource

4)              Executive Vice President - Operations

5)              General Counsel

6)              President and Chief Operating Officer

If you are unsure of whether a situation violates this Code, you should discuss the situation with a member of the Conduct and Ethics Committee to prevent possible misunderstandings and embarrassment at a later date.  If you become aware of any existing or potential violation of laws, rules, regulations or this Code, you are required to notify a member of the Conduct and Ethics Committee promptly or to report promptly such existing or potential violation anonymously via the Bank’s web-based system from the link on the Bank’s Intranet website or via the telephone reporting hotline.  Failure to do so is itself a violation of this Code.  To encourage you to report any violations, the Bank will not allow retaliation for a report made in good faith and any suspected or actual violation may be reported anonymously using the reporting methods described above.

III.           Conflicts of Interest

A conflict of interest may arise in any situation in which an employee, officer or director’s loyalties are divided between business interests that, to some degree, are incompatible with the interests of the Bank.  All such conflicts should be avoided.  In particular, you must never use or attempt to use your position at the Bank to obtain any improper personal benefit for yourself, for your family, or for any other person.  The Bank expects that you will not knowingly place yourself in a position that would have the appearance of being, or could be construed to be, in conflict with the interests of the Bank.  If you are aware of a conflict of interest, or are concerned that a conflict might develop, you are required to discuss the matter with a member of the Conduct and Ethics Committee promptly.

Accepting Gifts and Entertainment.  The Bank’s aim is to deter givers of gifts from seeking or receiving special favors from Bank employees, officers or directors.  Accepting any gift of more than nominal value or entertainment that is more than a routine social amenity can appear to be an attempt to influence the recipient into favoring a particular customer, vendor, consultant, or the like.  Gifts or entertainment given by other to members of your family, to those with whom you have a close personal relationship, and to charities designated by you, are considered to be gifts to you for purposes of this Code.  To avoid the reality and the appearance of improper relations with current or prospective customers, vendors and consultants, you should observe the following guidelines when deciding whether or not to accept gifts or entertainment:

Gifts.  Gifts such as merchandise or products, discounts and price reductions not generally available to others, gratuities, amenities, personal services or favors, or the use of a residence, vacation home or other accommodations, may not be accepted unless they have a value of less than $100 and they are accepted on infrequent occasions.  This dollar limit is intended to serve as a guideline, and you are urged to consult with a member of the Conduct and Ethics Committee before accepting any gifts of more than nominal value.  Gifts of any amount may never be solicited.  A gift of cash or securities may never be accepted.  In instances where gifts cannot be returned and offering to pay for them would adversely affect continuing business relationships, supervisors must be notified.  In some cases, the gift may be retained by the Bank, at its sole discretion, and not the individual.

The following situations are also exceptions to the general prohibition on accepting gifts:

•                  Acceptance of gifts based on obvious family or personal relationships where the circumstances make it clear that it is those relationships rather than the business of Bank that are the motivating factors.

•                  Acceptance of advertising or promotional material of reasonable value, such as pens, pencils, note pads, key chains, calendars and similar items.

•                  Acceptance of civic, charitable, educational or religious organization awards for recognition of service and accomplishment.

Entertainment.  Normal business entertainment such as lunch, dinner, theater, a sporting event, and the like, in the course of a meeting or another occasion is appropriate if the purpose is to facilitate business discussions, to foster better business relations, or to serve some other demonstrable business purpose, your host is present, the level of expense is reasonable and customary in the context of your business and the relationship with the host, and the expense would be paid for by the Bank as a reasonable business expense if not paid for by the host and the frequency of such invitations from one host is not excessive.  All such entertainment should be reported (in advance, if practical) by you to your supervisor.

Also please refer to Section IX “Federal Bank Bribery Law” below.

IV.           Corporate Opportunities

Employees, officers and directors owe a duty to the Bank to advance the Bank’s business interests when the opportunity to do so arises.  Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Bank has already been offered the opportunity and declined such opportunity.  More generally, employees, officers and directors are prohibited from using corporate property, information or position for personal gain and from competing with the Bank.

Sometimes the line between personal and Bank benefits is difficult to draw, and sometimes there are both personal and Bank benefits in certain activities.  The only prudent course of conduct for you is to make sure that any use of Bank property or services that is not solely for the benefit of the Bank is approved beforehand by a member of the Conduct and Ethics Committee.

Employees, officers and directors also may not in any way compete with the Bank through other employment or engage in activities which might impair such person’s ability to perform his or her responsibilities for the Bank, expose the Bank to any liability or reflect poorly on the Bank.  Prior to accepting a position as an officer or director of any other entity, you (with respect to directors, only to the extent of a potential conflict as described herein) must seek approval from the Bank’s Director of Human Resources (for employees), or from the Bank’s Chief Executive Officer (for executive officers).

Directors must seek approval from the Compensation, Nominating and Governance Committee.  Prior to accepting a position as an employee of any other entity, whether part-time or full-time, employees and officers must obtain the approval of the Bank’s Director of Human Resources.

V.            Confidentiality

In carrying out the Bank’s business, employees, officers and directors often learn confidential or proprietary information about the Bank, its customers, its suppliers, or other parties with which the Bank does business.  You must maintain the confidentiality of all information so entrusted to you, except when disclosure is authorized or legally mandated.  Confidential or proprietary information of our Bank, of our customers, and of other companies, includes any non-public information that would be harmful to the Bank or useful or helpful to competitors if disclosed.  The obligation to maintain this confidentiality continues even after your relationship with the Bank has terminated.

VI.           Fair Dealing

The Bank has a history of succeeding through honest business competition.  The Bank does not seek competitive advantages through illegal or unethical business practices.  Each employee, officer and director should endeavor to deal fairly with the Bank’s customers, service providers, suppliers, competitors and employees.  No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing or practice.

VII.         Protection and Proper Use of Bank Assets

All employees, officers and directors should protect the Bank’s assets and ensure their efficient use.  All Bank assets should be used only for legitimate business purposes.

VIII.        Full and Fair Disclosure

It is the Bank’s policy to comply with all applicable laws, rules and regulations related to the disclosures the Bank makes to the SEC and to ensure that such disclosures are made fairly, accurately and timely.  Centennial Bank Holdings, Inc. will disclose in its annual report filed with the SEC that it has adopted a code of ethics for all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  Centennial Bank Holdings, Inc. will make a copy of this Code available to the public through a posting on its Internet website and by disclosing its Internet website address and the fact that it has posted its code of ethics on its Internet website in its annual report filed with the SEC.

If you are unsure of whether any particular disclosure is required under any applicable laws, rules or regulations, you should discuss the situation with a member of the Conduct and Ethics Committee to prevent possible misunderstandings and embarrassment at a later date.

Any violation of applicable laws, rules and regulations related to the disclosures Centennial Bank Holdings, Inc. makes to the SEC will be dealt with swiftly by the Bank and promptly disclosed to the applicable law enforcement authorities.

IX.           Compliance with Certain Laws, Rules and Regulations (Including Insider Trading Laws)

It is the Bank’s policy to comply with all applicable laws, rules and regulations.  The Bank is subject to a variety of laws governing the business of banking and the operations of the Bank.  It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations.  The Bank has in place a number of policies designed to ensure compliance with those laws and regulations.  It is your responsibility to become familiar with the various policies that pertain to his/her responsibilities within the Bank and to comply with such policies.  Such policies include but are not limited to the following:

Federal Bank Bribery Law.  The Federal Bank Bribery Law makes it a crime for officers, directors, agents, attorneys and employees of federally insured banks or bank holding companies, directly or indirectly, to ask, solicit, accept, receive or agree to receive anything of value, for themselves or for any other person or entity, from any person, or entity, in return for any business, service or confidential information of the Bank, either before or after a transaction is discussed or consummated.  Violation of the law can lead to termination of employment and criminal penalties.  The offer or grant of such improper payment is also prohibited, and you must immediately report either situation to your supervisor, or to a member of the Conduct and Ethics Committee.  Please refer to Section III “Conflicts of Interests” above for guidance on the acceptance of gifts and entertainment.

Federal Deposit Insurance Act.  The Federal Deposit Insurance Act prohibits individuals who have been convicted of or plead guilty to a crime involving dishonesty or a breach of trust from working for the Bank unless the individual has received a waiver from the Federal Deposit Insurance Corporation.  Any applicant or employee, officer or director who has been convicted or has pled guilty to a crime involving dishonesty or a breach of trust must disclose such conviction or plea to Bank management.  Failure to do so in a timely manner may result in discipline, up to and including termination.

Regulation O and Extensions of Credit to Insiders.  The Bank has an Insider Lending Policy that governs the extensions of credit by the Bank to its executive officers, directors, principal stockholders and their related interests as well as to employees generally.  All extensions of credit to any of the foregoing are to be made pursuant to the Bank’s Insider Lending Policy.

Office of Foreign Assets Control (OFAC) Regulations.  Federal law prohibits specific transactions with targeted countries and individuals that are known to be acting on behalf of the targeted countries.  The parties subject to the OFAC are usually identified as “Specially Designated Nationals” (SDN).  Employees are to immediately report to the Bank’s BSA Officer or Compliance Officer any transaction, loan application, letter of credit application, or other bank account, service or document which may involve or make reference to a SDN.  The Bank’s Bank Secrecy Act and Anti-Money Laundering Policy and Program provides additional mandatory procedures for Bank employees in order to comply with OFAC regulations and other laws such as the Bank Secrecy Act and the USA Patriot Act.

Securities Laws and Insider Trading.  Generally, it is both illegal and against Bank policy for any individual to profit from undisclosed information relating to the Bank.  You may not trade in Bank securities or in the securities of customers based on material non-public information. You may not share confidential information about our customers with others or assist others in insider trading and may not disclose information in any manner that would result in violation of insider trading laws.

If you are uncertain about the rules involving your purchase or sale of any Bank securities or any securities in companies that you are familiar with by virtue of your work for the Bank, you should consult with the Bank’s General Counsel or the Bank’s Chief Financial Officer before making any such purchase or sale.

The Bank’s Insider Trading Policy, with respect to all employees, and the Supplemental Insider Trading and Pre-Clearance Policy, with respect to directors, executive officers, certain designated employees and consultants of the Bank, are complete statements of Bank policy with respect to trading in Bank securities by the employees, officers and directors of the Bank.  These policies must be complied with at all times.  It is also a violation of this Code to fail to comply with these insider trading policies or any other Bank policies.

If you are unsure of whether a situation violates any applicable laws, rules or regulations, you should discuss the situation with a member of the Conduct and Ethics Committee to prevent possible misunderstandings and embarrassment at a later date.

Any violation of applicable laws, rules or regulations will be dealt with swiftly by the Bank and promptly disclosed to the applicable law enforcement authorities.

X.            Other Guidelines

Giving Advice to Customers.  Employees may occasionally be asked by customers to comment upon the legality or tax consequences of a particular transaction.  The Bank cannot practice law or give legal or tax advice.  Employees must exercise care in discussing transactions with customers and offer nothing that may be interpreted as legal, tax or investment advice.

Only officers authorized by the Bank to recommend the services of a particular attorney, investment advisor, or accountant to a customer may do so.  In those instances when an employee makes such a recommendation, more than one professional, preferably three, should be recommended, allowing the customer a choice of professional services.  It is against Bank policy to receive any remittance or fee of any kind for a referral.

Lending Practices.  It is the policy of the Bank to maintain prudent lending services to meet the credit needs of its customers.  Any rate concessions shall be based solely upon a borrower’s credit worthiness and overall business relationship with the Bank.

Employees, officers and directors are not in any way to represent or exercise authority on behalf of the Bank, grant direct or indirect accommodations, or make credit recommendations with respect to members of their families, any individual or organization to which the employee, officer or director or his or her immediate family is indebted, or any organization with which the employee or his or her immediate family is employed or in which they hold a material financial interest.

Additional Guidelines for Ethical Conduct.  The following list is not all-inclusive and is intended to apply to relatively common situations:

1.       Observe fair and ethical conduct when dealing with the Bank’s competitors.  Disparaging remarks regarding competitors are considered inappropriate, unethical and may be unlawful.  The Bank emphasizes quality and competence in its staff and services.

2.       Employees are prohibited from involving the Bank in arrangements with its competitors that involve the setting or controlling of rates, prices, or marketing policies, as such arrangements may violate antitrust laws.

3.       Conditioning the sale of services to a customer upon that customer’s purchase of other services from the Bank or the exclusive purchase of any services from the Bank must be approved by a senior officer (Executive Vice President or President), as the tying of certain services may be prohibited by law.

4.       Employees, officers and directors are required to cooperate fully with examinations, reviews and audits conducted by regulators, the Bank’s internal auditors, external, independent auditors and legal counsel.  Inquiries by examiners, auditors and legal counsel must be responded to fully and honestly, without concealment of any kind.

5.       All records and accounts must accurately reflect the Bank’s assets, liabilities, receipts and disbursements.  The falsification of any books, records, or documents, or the destruction of any books, records or documents for purposes of concealment, is grounds for discipline, up to and including termination and also may result in criminal prosecution.  Documents must be retained in accordance with the Bank’s document retention policy.

6.       An employee’s personal use of the Bank’s letterhead or that of a Bank affiliate may prove embarrassing for both the employee and the Bank.  Accordingly, employees may not use official stationery or envelopes for personal correspondence or any purpose unrelated to the Bank’s official business.

7.       Any bequest or legacy made to an employee by a customer must be reported in writing to and approved by the employee’s supervisor.  Approval of the bequest or legacy is based upon (1) the absence of a lender/borrower relationship between the two parties, and (2) whether the bequest or legacy resulted from a personal relationship, apart from the Bank.

8.       Employees, officers and directors have the right to keep themselves informed of political issues and candidates and to take an active interest in such matters.  However, in every instance, employees, officers and directors participate in political and civic activities as individuals, not as the Bank’s representatives.  The Bank’s name, address, financial or other resources may not be used in connection with such activities.  The use of Bank facilities, equipment, personnel or other resources in connection with political activities is prohibited.  You may not make any contribution on the Bank’s behalf in connection with any election or any issue before voters.

XI.           Investigations

Pursuant to the Company’s policy on Procedures for Handling Complaints, the Conduct and Ethics Committee will investigate any complaints and will report its findings to the Audit Committee of the Board.  In the case of complaints unrelated to accounting, accounting controls or auditing matters, management shall have the authority to direct any discipline deemed appropriate, up to and including dismissal of any employee found to have engaged in wrongdoing.  The Audit Committee will investigate promptly any reports it receives of concerns or complaints about accounting, accounting controls or auditing matters.  The Audit Committee will review the outcome of any such investigations and record the results in the minutes of its meetings.  The Audit Committee shall have the authority to determine any discipline it deems appropriate for complaints about accounting, accounting controls or auditing matters, up to and including dismissal of employees found to have engaged in wrongdoing.

XII.         Waivers of the Code

From time to time the Bank may waive some provisions of this Code.  Any employee, officer or director who believes that a waiver is appropriate should contact a member of the Conduct and Ethics Committee.  Under the rules of the Nasdaq National Market, Inc. any waiver of the Code for executive officers or directors of the Bank may be made only by the affirmative vote of a majority of independent directors on the Board of the Bank, and must be disclosed promptly to stockholders, along with the reasons for the waiver.  Such disclosure shall be made in Centennial Bank Holdings, Inc.’s public filings, not later than the next periodic report.

In addition, any amendment or waiver of this Code that applies to Centennial Bank Holdings, Inc.’s principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions, and that has been made known to an executive officer of Centennial Bank Holdings, Inc., shall be disclosed in a Form 8-K filed by Centennial Bank Holdings, Inc., or posted on its Internet website, within five business days of such amendment or waiver.  The disclosure shall include a brief description of the nature of the amendment or waiver, and in the case of a waiver, the name of the person to whom the waiver was granted and the date of the waiver.  Such disclosure will be required with respect to any material departure from a provision of this Code, or the failure by the Bank to take action within a reasonable period of time regarding a material departure from a provision of this Code.  No disclosure in a Form 8-K or by posting on Centennial Bank Holdings, Inc.’s Internet website, however, will be required for technical, administrative or other non-substantive amendments of this Code.  If Centennial Bank Holdings, Inc. discloses amendments or waivers to this Code by means of a posting on its Internet website, then it shall previously have disclosed, in its most recent annual report filed with the SEC, its Internet website address and the fact that it intends to disclose such amendments and waivers on its Internet website.

Dated:  February 22, 2006